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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission file number 0-17868

                           NOTIFICATION OF LATE FILING

                                  (Check One):

     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                         For period ended March 25, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

                            KRAUSE'S FURNITURE, INC.
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                             200 North Berry Street
           (Address of principal executive office (street and number))

                           Brea, California 92821-3903
                           (City, state and zip code)

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

          On May 9, 2001, the Registrant received a letter agreement from one of its lenders whereby waivers of default under certain of its loan instruments became retroactively effective, which required the Registrant to revise the financial reporting required in the Registrant's Quarterly Report on Form 10-Q (the "Form 10-Q"). As a result, the Registrant was not be able to timely file the Form 10-Q without unreasonable effort and expense.

          The Registrant anticipates that additional information will be obtained and it will be able to file the Form 10-Q within the extension period permitted by this filing.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Robert A Burton                               (714) 990-3100
         ------------------------------------------------------------
         (Name)                        (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [ ] Yes [X] No

          The Company's Form 10-K for the year ending December 24, 2000 was filed incomplete on April 10, 2001. A Form 10-K/A amending the Form 10-K was filed on April 12, 2001, and subsequently amended again on May 1, 2001.

     (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          In February 2001, the Company made the decision to close fifteen underperforming showrooms and one distribution center. The Company is in the process of exiting the Chicago, Illinois market by closing six showrooms and the distribution center that services that state. The remaining showrooms are in various markets. The costs associated with the closings include lease termination costs, costs to sublease selected locations, differentials between expected sublease income and the underlying lease expense and adjustments to the deferred rent liability for the affected showrooms. The Company estimates that this closure program will be substantially completed by August 2001. The Company will record a charge of $3,068,000 in its Consolidated Statement of Operations for the thirteen weeks ended March 25, 2001.

          During the second quarter of fiscal year 2000, Emerging Issues Task Force (EITF) No. 00-10 "Accounting for Shipping and Handling Fees and Costs" was issued. EITF No. 00-10 clarifies the accounting treatment and classification of the Company's delivery revenues and expenses and was adopted by the Company in the fourth quarter of fiscal year 2000. The adoption of this EITF only affects the classification of certain revenues and costs related to delivery services and does not affect the Company's net income (loss). Delivery costs include direct and incremental costs incurred to warehouse and move product to the Company's customers. All prior periods presented in this notification have been reclassified to reflect the requirements of EITF 00-10, as will the periods to be presented in the Form 10-Q.

          The Company estimates that it will report net revenues of $36,012,000 for the thirteen weeks ended March 25, 2001, compared to net revenues of $40,057,000 for the thirteen week period ended March 26, 2000. Losses from operations, which includes the $3,068,000 store closing charge discussed above, are estimated at $7,514,000 for the thirteen week period ended March 25, 2001, compared to losses from operations of $1,529,000 for the thirteen week period ended March 26, 2000.

          The Company estimates that it will report a net loss of $8,996,000 for the thirteen weeks ended March 25, 2001 compared to a net loss of $2,179,000 for the thirteen week period ended March 26, 2000. Basic and diluted loss per share is estimated at $0.38 for the thirteen week period ended March 25, 2001 compared with $0.22 for the thirteen week period ended March 26, 2000.

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     KRAUSE'S FURNITURE, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 10, 2001                   KRAUSE'S FURNITURE, INC.

                                      By: /s/ Robert A. Burton
                                          --------------------------------------
                                      Name:   Robert A. Burton
                                      Title:  Executive Vice President and
                                              Chief Financial Officer